MAXIMUS, Inc.

1891 Metro Center Drive

Reston VA 20190

September 4, 2013

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

MAXIMUS, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 16, 2012

Form 8-K Filed August 13, 2013

Definitive Proxy Statement on Schedule 14A

Filed January 25, 2013

Response dated August 5, 2013

File No. 1-12997

Dear Mr. Thompson,

MAXIMUS, Inc. (the “Company,” “we,” or “us”) has received your letter of August 20, 2013 containing comments on the above referenced filings.

We have reproduced your comments below (underlined) and provided our responses following each comment.

Form 8-K filed August 13, 2013

1.            Please tell us how you have complied with Item 10(e)(1)(i)(b) of Regulation S-K with respect to your disclosure of projected free cash flows for the fiscal year ending September 30, 2013.

In the referenced Form 8-K, we disclose that we “expect cash provided by operating activities from continuing operations to range between $115 million and $135 million. The Company also continues to expect free cash flow from continuing operations to range between $70 million and $90 million.” We further disclose, on a historical basis, a reconciliation showing the difference between cash provided by operating activities from continuing operations and free cash flow from continuing operations. We believe this information is adequate to provide our investors with a clear understanding of this difference, which includes purchases of property and equipment and capitalized software costs.

However, we acknowledge the Staff’s comment regarding the reconciliation of projected free cash flow, a non-GAAP measure, and will disclose further information in future filings. In future projections of free cash flow, we will add a further definition as follows: “The difference between projected operating cash flows from continuing operations and projected free cash flow from continuing operations is the cash outflow related to purchases of property and equipment and capitalized software costs.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Cash Incentives, page 22

2.            We note your response to comment 5 of our letter dated July 15, 2013. Please confirm that you will provide in future filings the information you provide in your response explaining that you do not assign a particular weight to the Company, business unit or individual goals that are associated with each named executive officer’s annual cash incentive award and that all such goals are considered “Code Section 162(m) performance goals” and are established and communicated to the respective named executive officer at the outset of the performance period.

We confirm that we will provide in future filings the information we provided in our response dated August 5, 2013 explaining that we do not assign a particular weight to the Company, business unit or individual goals that are associated with each named executive officer’s annual cash incentive award. We also confirm that we will disclose that the goals are established and communicated to the respective named executive officer at the outset of the performance period.

With respect to Code Section 162(m), as described on p. 22 of our Proxy, the independent members of the Compensation Committee established maximum potential bonuses for each of the named executive officers under Code Section 162(m) based on a percentage of the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) adjusted to eliminate the effects of the following items: share repurchases, legal settlements and recoveries (including insurance recoveries), discontinued operations gains or losses (including tail liabilities from certain discontinued operations), foreign currency fluctuations and the effects of mergers or acquisitions.  As explained on p. 23 of the Proxy, the final bonus awards to the named executive officers are dependent on (i) the achievement of the Code Section 162(m) performance goals, (ii) the goals of the officer’s business unit or functional area and (iii) the individual goals, and reflect the contributions and impacts of the officers relative to their responsibilities.  It would not be accurate to say that all of the business unit and individual goals are themselves Code Section 162(m) goals.  However, those business unit and individual goals may factor into the Compensation Committee’s exercise of “negative discretion” under Code Section 162(m) to arrive at the final bonus awards.  We will include that description in future filings.

3.            We note your response to comment 6 of our letter dated July 15, 2013 and your indication that all of the financial goals and some of the strategic goals utilized objective measures. Please confirm that you will provide this disclosure in future filings and revise the disclosure to quantify such amounts.

We confirm that we will provide disclosure of the objective performance goals for the named executive officers in future filings.  As noted in our response dated August 5, 2013, those goals are not evaluated using any sort of mathematical formula.  Rather, performance under the objective goals is evaluated collectively with the subjective goals by the Compensation Committee considering the achievements of the executive as well as providing an incentive for desired behaviors and outcomes in the future.   The actual target levels of the objective goals are guidelines that do not bear a direct formulaic relationship to the ultimate payment.  As such, we do not believe disclosure of the quantitative levels of the objective goals would be required under the guidance provided in Question 118.04 of the SEC’s Compliance & Disclosure Interpretations dated May 17, 2013.  Nevertheless, to the extent any of the performance target levels are determined to be material to the policies or decisions regarding executive officer compensation, we will disclose those levels in future filings provided such disclosure would not result in competitive harm to the Company.

X X X

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me at 1891 Metro Center Drive, Reston VA 20190 or at (703) 251-8500.

Sincerely

/s/David N. Walker

Chief Financial Officer